Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 8 DATED OCTOBER 20, 2016

TO THE PROSPECTUS DATED APRIL 28, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 28, 2016, as supplemented by Prospectus Supplement No. 1, dated May 11, 2016, Prospectus Supplement No. 2, dated June 9, 2016, Prospectus Supplement No. 3, dated July 7, 2016, Prospectus Supplement No. 4, dated August 17, 2016, Prospectus Supplement No. 5, dated September 14, 2016, Prospectus Supplement No. 6, dated September 22, 2016, and Prospectus Supplement No. 7, dated October 13, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To update the section of the Prospectus titled “Business”;

C.	To update the section of the Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

D.	To update the section of the Prospectus titled “Risk Factors.”

A.	Status of Our Public Offering

As of October 20, 2016 we had raised gross proceeds of approximately $268.1 million from the sale of approximately 27.8 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Update to the Section Titled “Business”

The following updates and supplements the “Business – Financing Strategy” section of the Prospectus to provide certain information regarding the Company’s financing as of October 14, 2016:

On October 14, 2016, TriLinc Global Impact Fund Cayman, Ltd. (“TGIFC”), a wholly owned subsidiary of the Company, issued $1.635 million in the first series of notes pursuant to a private offering of senior secured promissory notes. The senior secured notes were issued under an ongoing private offering targeting $100 million in the aggregate amount and will be comprised of up to four different series with four different issuance and maturity dates. The notes issued on October 14, 2016 comprised the first series of the notes. Borrowings from the notes offering will be used to pursue the Company’s investment strategy and for general corporate purposes. As of October 14, 2016, the Company had a debt ratio of 0.7%.

The notes have an interest rate of 3.0% per annum plus one year LIBOR and will be payable quarterly in arrears within 15 days after the end of each calendar quarter. The interest rate is determined on each issuance date (which is October 14, 2016 for the first series of notes) and adjusted on each anniversary the issuance date and shall not exceed the maximum rate of non-usurious interest permitted by applicable law, with excess interest to be applied to the principal amount of the note.

The entire principal balance of each note (and any unpaid interest) is due in one balloon payment on the “Maturity Date,” which is the first anniversary of the issuance date that either TGIFC or the applicable noteholder has designated as the Maturity Date by not less than 30 days’ prior written notice to the other party. The principal balance of each note may not be prepaid, in whole or in part, prior to the Maturity Date.

Prior to October 14, 2016, the Company transferred all of the shares of all of its wholly owned subsidiaries to TGIFC. The subsidiaries own all of the Company’s investments. TGIFC’s obligations under the notes are secured by an equitable mortgage pursuant to the Equitable Mortgage Over Shares by and between TGIFC and Noteholders, dated as of October 14, 2016 (the “Equitable Mortgage”) granting the holders of Notes a mortgage over all of the issued and outstanding shares of the Subsidiaries. The Notes and the Equitable Mortgage contain representations, warranties and covenants customary for credit arrangements of this type.

The foregoing description of the senior secured notes and the Equitable Mortgage does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of the Note and the Equitable Mortgage attached as Exhibits 10.1 and 10.2, respectively to the Company’s current report on Form 8-K filed on October 20, 2016.

C.	Update to the Section Titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

The following updates and supplements the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition, Liquidity and Capital Resources” section of the Prospectus to provide certain information regarding the Company’s use of leverage as of October 14, 2016:

On October 14, 2016, TGIFC, a wholly owned subsidiary of the Company, issued $1.635 million in the first series of notes pursuant a private offering of senior secured promissory notes. Such notes were issued under an ongoing private offering targeting $100 million in the aggregate amount and will be comprised of up to four different series with four different issuance and maturity dates. The notes issued on October 14, 2016 comprised the first series of the notes. Borrowings from the notes offering will be used to pursue the Company’s investment strategy and for general corporate purposes. As of October 14, 2016, the Company had a debt ratio of 0.7%.

D.	Update to the Section Titled “Risk Factors”

The disclosure under the risk factor titled “Our business plan may require external financing which may expose us to risks associated with leverage” is hereby deleted in its entirety and replaced with the following:

“In order to achieve our investment objectives, we expect to utilize financial leverage. We may borrow money in order to make investments, for working capital and to make distributions to our unitholders. Under current or future market conditions, we may not be able to borrow all of the funds we may need. If we cannot obtain debt or equity financing on acceptable terms, our ability to acquire new investments to expand our operations will be adversely affected. As a result, we would be less able to achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our unitholders. Furthermore, borrowing money for investments increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of units to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds. Accordingly, we are subject to the risks that our cash flow will not be sufficient to cover the required debt service payments and that we will be unable to meet the other covenants or requirements of the credit agreements. In addition, our ability to pay distributions or incur additional indebtedness may be restricted by our credit agreements. If the value of our assets declines, we may be required to liquidate a portion or our entire investment portfolio and repay a portion or all of our indebtedness at a time when liquidation may be disadvantageous. Furthermore, any amounts that we use to service our indebtedness is not available for distributions to our unitholders.

On October 14, 2016, TGIFC, a wholly owned subsidiary of the Company, issued $1.635 million in the first series of notes pursuant a private offering of senior secured promissory notes. Such notes were issued under an ongoing private offering targeting $100 million in the aggregate amount and will be comprised of up to four different series with four different issuance and maturity dates. The notes issued on October 14, 2016 comprised the first series of the notes. Borrowings from the notes offering will be used to pursue the Company’s investment strategy and for general corporate purposes. As of October 14, 2016, the Company had a debt ratio of 0.7%.”

The disclosure under the risk factor titled “We may enter into financing arrangements involving balloon payment obligations, which may adversely affect our ability to make distributions to our unitholders” is hereby deleted in its entirety and replaced with the following:

“Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity will be uncertain and may depend upon our ability to obtain additional financing. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original financing. The effect of a refinancing could affect the rate of return to our unitholders. In addition, payments of principal and interest made to service our debts, including balloon payments, may reduce our ability to make distributions to our unitholders.

On October 14, 2016, TGIFC, a wholly owned subsidiary of the Company, issued $1.635 million in the first series of notes pursuant a private offering of senior secured promissory notes. Such notes were issued under an ongoing private offering targeting $100 million in the aggregate amount and will be comprised of up to four different series with four different issuance and maturity dates. The notes issued on October 14, 2016 comprised the first series of the notes. The entire principal balance of each such note (and any unpaid interest) is due in one balloon payment on the “Maturity Date,” which is the first anniversary of the issuance date that either TGIFC or the applicable noteholder has designated as the Maturity Date by not less than 30 days’ prior written notice to the other party. The principal balance of each such note may not be prepaid, in whole or in part, prior to the Maturity Date.”